June 7, 2007

Mr. Pramod Bhasin
Chief Executive Officer
Genpact Limited
c/o Victor Guaglianone, Esq.
1251 Avenue of the Americas
New York, NY 10020

Re: Genpact Limited
Form S-1
Filed on May 11, 2007
File No. 333-142875

Dear Mr. Bhasin:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Capitalization, page 31

1.   Please revise to present in your pro forma column, the effects of the conversion of preferred shares immediately prior to consummation of the offering.

2.   Please tell us what adjustments will be made to the actual cash and cash equivalents and capitalization as a result of the 2007 Reorganization.

3.   Please tell us why it is appropriate to adjust the actual amounts for the application of the net proceeds to repay indebtedness. In your response, please tell us how the repayment is directly attributable to the specified transaction.

4.   Please revise your "Total capitalization" summation to include only your capitalization and not cash and cash equivalents.

Dilution, page 33

5.   Please revise your dilution table to commence with historical net tangible book value and show the effects of the 2007 Reorganization, the conversion of the preferred stock, and this offering separately within the table.

Management's Discussion and Analysis of Financial Condition and Results of Operations

6.   We note throughout your discussion that you reference and disclose the amount of revenues excluding Unassigned Revenues. It would appear that the revenues excluding these amounts would be a non-GAAP performance measure subject to the requirement of Item 10(e) of Regulation S-K. Please revise your discussion to include the information requirement by Item 10(e).

Management

Summary Compensation Table, page 89

7.   Please update the references to financial statement footnotes in the footnotes to this table to agree to the actual footnote numbers in the consolidated financial statements. Specifically, reference is made to the footnote references in notes (1) and (7) to this table.

Pension Benefits, page 97

8.   Please update the reference to the financial statement footnote in footnote (2) to this table to agree to the actual footnote number in the consolidated financial statements.

Director Compensation, page 102

9.   Please update the reference to the financial statement footnote in footnote (1) to this table to agree to the actual footnote number in the consolidated financial statements.

Financial Statements

General

10.   Please update your financial statements in accordance with Rule 3-12 of
       Regulation S-X. Additionally, please make similar revisions to other sections of
       your filings, as appropriate.

Report of Independent Registered Public Accounting Firm, page F-2

11.   In the amendment in which you request effectiveness, please revise to remove the
       restrictive language presented with your auditor's report, to include a date of the
       audit report and to include a conforming signature preceded by the /s/ designation
       in accordance with Rule 302 of Regulation S-T and as required by Article 2-02 of
       Regulation S-X. In addition, please include an appropriate consent from your
       auditors.

Consolidated / Combined Statements of Income, page F-5

12.   Please tell us why you have not presented net income available to common
       shareholders on the face of your income statement given the amount of preferred
       stock outstanding as of each reporting date. Please refer to SAB Topic 6B.

Note 1. Organization and description of business, page F-10

13.   Please tell us how you plan to account for the 2007 Reorganization and the effects
       that will be shown in the pro forma financial information, if any. Please cite
       appropriate accounting literature relied upon by management.

14.   Please tell us management's basis for recording the post-acquisition expenses
       through the income statement, yet any recovery from GE as an adjustment to
       goodwill. Please cite accounting literature relied upon by management.

Note 2. Summary of Significant Accounting Policies

c) Revenue Recognition, page F-12

15.   With regard to your fixed base contracts, please tell us whether you review for
       and accrue, as applicable, a provision for anticipated losses on contracts.

16.   We note your policy which defers the recognition of transition revenues and costs
       over the period in which the related services are performed. Please tell us
       management's basis for this accounting policy. Within your response,
       specifically address the appropriateness of cost deferral. Additionally, based on

your disclosure within your MD&A, it appears that this policy was new in 2005. Please tell us how you recorded these revenues and costs prior to 2005 and why management determined that this method is preferable to the previous policy.

f) Business combinations, goodwill and other intangible assets, page F-13

17.   We note that you amortize your customer-related intangible assets over a period of 3-10 years using a discounted cash flow method. We also note that the vast majority of the amortization of this intangible is characterized as an operating expense as opposed to costs of sales as a result of your allocation method which is based on headcount. Please tell us management's basis for the estimated useful lives assigned and why it is appropriate to base your allocation on headcount given the nature of this intangible.

l) Retirement benefits, page F-16

18.   We note that you use an independent actuary to determine the liability associated with your defined benefit plans. As the independent actuary appears to be an expert, please revise your disclosure to name the independent actuary and provide a consent in your next amended filing.

m) Stock-based compensation, page F-16

19.   Please revised you disclosure to include the information required by paragraphs 84 and 85 of SFAS 123(R).

Note 3. Other business acquisitions, page F-18

20.   Please revise your disclosure to include the information required by paragraphs 54 and 55 of SFAS 141.

Note 14. Short-term borrowings, page F-27

21.   Please revise to disclose the amount of the margin above LIBOR that you are required to pay on your revolving credit facilities. Please revise Note 15 to include similar information regarding your long term debt.

Note 15. Long-term debt, page F-27

22.   Please provide to us management's justification for reporting a portion of the refinanced loan as a modification and the other portion as an extinguishment. It would appear that this was one term loan that was refinanced and not a series of loans to each of the underlying syndicate members. Additionally, please tell why

the entire refinancing transaction was not accounted for as an extinguishment given that you changed the interest rate and the maturity profile.

Note 18. Stock-based compensation, page F-31

23.   Please provide the estimated IPO price or range when available. Also, please provide us a chronological summary of your issuances of preferred stock, common stock, and grants of stock options during 2004, 2005 and 2006 and through the date of your response. With respect to each issuance, indicate the number of shares or options issued, the purchase price per share or exercise price per option, any restrictions or vesting terms, the fair value of your common stock on the date of issuance, and the related amount of compensation recognized in your financial statements. Reconcile for us the fair value assigned to your common stock to your estimated offering price per share of your Genpact Limited Shares and provide us with details of the significant factors contributing to the differences.

Note 19. Capital stock, page F-33

24.   Please disclose the ratio in which preferred stock is converted into common stock as defined in the articles of the Company immediately prior to a Qualified Initial Public Offering.

Note 20. Pro forma earning sper share, page F-35

25.   Please tell us how your current disclosure complies with paragraphs 40 – 41 of SFAS 128. It would appear that you would be required to disclose the effect of the preferred dividends and reconcile the numerator as well as the denominator.

Note 25. Segment reporting, page F-40

26.   Please tell us how you considered the guidance in paragraph 15 of SFAS 131 in determining that your service-based identified business units do not constitute operating segments. Please include details of your analysis of this paragraph, as well as other any other guidance you relied upon in determining that the Company operates as a single reportable segment.

Note 28. Subsequent events, page F-44

27.   Please disclose the total purchase price and the preliminary allocation of the preliminary purchase price for the acquisition of ICE Enterprise Solutions B.V.

28. Please disclose the amount of the potential obligation the Company might incur as a result of defaulted mortgage loans and the management's assessment of the potential that the Company will have to repurchase such loans.

Signatures, page II-5

29. Please revise to include signatures as required by the instruction to Form S-1.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact the undersigned at (202) 551-3629 if you have questions regarding our comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Accounting Branch Chief

cc: Timothy G. Massad, Esq.